Mail Stop 4561

April 29, 2008

Anthony Stafford, Chairman of the Board
National Datacomputer, Inc.
900 Middlesex Turnpike, Building 5
Billerica, MA 02821

> **Re:** **National Datcomputer, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2008**
> **File No. 000-15885**

Dear Mr. Stafford:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (617) 542-2241
Marianne Staniunas
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.